UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Great Elm Capital Group, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

91531F202

(CUSIP Number)

MAST Capital Management, LLC
200 Clarendon Street, 51st Floor
Boston, MA 02116
(617) 375-3019

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 14, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91531F202
1	NAME OF REPORTING PERSONS
MAST Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF/OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,055,913

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,055,913

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,055,913

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.5%

14	TYPE OF REPORTING PERSON
IA, OO

CUSIP No. 91531F202
1	NAME OF REPORTING PERSONS
David J. Steinberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF/OO/PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
62,341

	8	SHARED VOTING POWER
4,055,913

	9	SOLE DISPOSITIVE POWER
62,341

	10	SHARED DISPOSITIVE POWER
4,055,913

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,118,254

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.7%

14	TYPE OF REPORTING PERSON
HC, IN

This Amendment No. 2 (this “Amendment”) to the Schedule 13D (the “Schedule 13D”) is being filed on behalf of MAST Capital Management, LLC, a Delaware limited liability company (“MAST Capital”), and Mr. David J. Steinberg, the principal of MAST Capital (together with MAST Capital, the “Reporting Persons”), relating to Common Stock, $0.001 Par Value (the “Common Stock”), of Great Elm Capital Group, Inc., a Delaware corporation (f/k/a Unwired Planet, Inc.) (the “Issuer”).

This Amendment relates to Common Stock of the Issuer purchased by Mr. Steinberg directly and by MAST Capital through the accounts of certain private funds (collectively, the “MAST Accounts”). MAST Capital serves as the investment manager to the MAST Accounts and may direct the vote and disposition of 4,055,913 shares of Common Stock held by the MAST Accounts.  As the principal of MAST Capital, Mr. Steinberg may direct the vote and disposition of the 4,055,913 shares of Common Stock held by the MAST Accounts.

The information set forth in response to each Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 3.	Source and Amount of Funds

As of April 20, 2017, (i) the MAST Accounts had invested approximately $26,180,828 in the Common Stock of the Issuer held in the MAST Accounts and (ii) Mr. Steinberg had invested approximately $204,790 in the Common Stock of the Issuer held directly by Mr. Steinberg (in each case, inclusive of brokerage commissions). The source of these funds was the working capital of the MAST Accounts and the personal funds of Mr. Steinberg, respectively.

Item 4.	Purpose of the Transaction

On April 14, 2017, the board of directors of the Issuer (the “Board”) elected Matthew Drapkin to serve as a member of the Board, pursuant to Indaba Capital Fund, L.P.’s right to designate an additional director to the Board granted under the Securities Purchase Agreement dated as of June 28, 2013 by and between the Issuer and Indaba Capital Fund, L.P. (the “Additional Designation Right”). Indaba Capital Fund, L.P. subsequently assigned the Additional Designation Right to certain funds managed by MAST Capital (including the MAST Accounts) and as a result of the assignment of the Additional Designation Right, Mr. Drapkin was designated by such funds.

Also, the Reporting Persons have engaged in discussions with officers of the Issuer and members of the Board regarding the Issuer, including, but not limited to, discussions regarding additional Board representation, the Issuer’s strategy, capitalization, ownership structure, operations, and governance structure and the ongoing relationship between the Reporting Persons and the Issuer and its subsidiaries.  Based on such discussions with the Issuer and subject to other relevant factors, the Reporting Persons may nominate or recommend candidates to serve on the Board and/or remove and replace its existing designees; have discussions with other shareholders and potential nominees to the Board; make additional proposals to the Issuer concerning the foregoing and/or the governance documents of the Issuer; or change their intention with respect to any and all matters referred to in this Item 4.

On November 3, 2016, Mr. Steinberg was appointed as a Senior Advisor of Great Elm Capital Management, Inc. (“GECM”), a wholly-owned subsidiary of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 23,193,131 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of February 7, 2017, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on February 14, 2017.

MAST Capital, as the investment manager of the MAST Accounts, may be deemed to beneficially own the 4,055,913 shares of Common Stock held by the MAST Accounts, representing approximately 17.5% of the issued and outstanding shares of Common Stock of the Issuer.  The foregoing does not include a warrant to purchase 54,733 shares of Common Stock from the Issuer, which was issued to MAST Capital on December 9, 2016 (the “Warrant”).  The exercise price of the Warrant is $0.01 per share.  The Warrant may not be exercised until the earlier of (a) the date when the revenue received by the Issuer pursuant to that certain Investment Management Agreement, dated September 27, 2016 by and between Great Elm Capital Corp. and GECM (the “GECM IMA”) during the period November 3, 2016 to November 3, 2021 reaches $40,000,000 and (b) November 3, 2021.  The number of shares of Common Stock underlying the Warrant shall be reduced proportionately based on the actual amount of such revenue received by the Issuer during such period.  The Warrant expires on November 3, 2026.

Mr. Steinberg directly holds 62,341 shares of Common Stock.  In addition, Mr. Steinberg, as the principal of MAST Capital, may be deemed to beneficially own the 4,055,913 shares of Common Stock which are beneficially owned (or may be deemed to be beneficially owned) by MAST Capital.  The total shares of Common Stock which Mr. Steinberg beneficially owns (or may be deemed to beneficially own) are 4,118,254, representing approximately 17.7% of the issued and outstanding shares of Common Stock of the Issuer.  The foregoing does not include an award of 220,923 performance-based restricted shares of Common Stock granted to Mr. Steinberg on November 3, 2016 (the “Restricted Shares”).  The Restricted Shares were issued pursuant to the Issuer’s 2016 Long-Term Incentive Compensation Plan and are subject to the terms thereof.  In addition, the Restricted Shares are subject to both performance-based vesting and time-based vesting.  Under the performance-based vesting, the Restricted Shares will vest based on the extent to which revenue received by the Issuer pursuant to the GECM IMA, during the period November 3, 2016 to November 3, 2021 reaches $40 million (or the proportionate amount of such goal which is actually reached) (with such amount of qualified Restricted Shares being the “Performance-Qualified Shares”).  Under the time-based vesting, 20% of the Performance-Qualified Shares will vest on November 3, 2017 and thereafter 5% of the Performance-Qualified Shares will vest on each February 3, May 3, August 3 and November 3 on which Mr. Steinberg is providing continuing services as a Senior Advisor to GECM, until fully vested.

MAST Capital and Mr. Steinberg disclaim beneficial ownership of the Common Stock held by the MAST Accounts except to the extent of their pecuniary interest therein.

(b) MAST Capital and Mr. Steinberg have the shared power to vote and dispose of the Common Stock owned by the MAST Accounts reported in this Schedule 13D.  Mr. Steinberg has the sole power to vote and dispose of the Common Stock directly owned by him reported in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as admission that MAST Capital or Mr. Steinberg is, for the purposes of Section 13(d) or 13(g) of the Act, or otherwise, the beneficial owner of any of the 4,055,913 shares of Common Stock owned by the MAST Accounts. Pursuant to Rule 13d-4, MAST Capital and Mr. Steinberg disclaim all such beneficial ownership.

(c) There were no transactions in the Common Stock during the past sixty (60) days by the Reporting Persons.

(d) The 4,055,913 shares of Common Stock held by the MAST Accounts consists of the following amounts: (i) 2,108,178 shares of Common Stock held by Mast OC I Master Fund LP; and (ii) 1,947,735 shares of Common Stock held by Mast Admiral Master Fund LP.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2017

MAST CAPITAL MANAGEMENT, LLC

By:	/s/ David J. Steinberg
Name: David J. Steinberg
Title: Authorized Signatory

/s/ David J. Steinberg
David J. Steinberg